UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 2, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Merit Medical Systems, Inc.

File No. 000-18592 - CF#29122

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     Merit Medical Systems, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K/A filed on November 30, 2012, as amended.

     Based on representations by Merit Medical Systems, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

          Exhibit 2.1   through November 26, 2019

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Daniel Morris
          Special Counsel